Exhibit 19.1

INSIDER TRADING POLICY

This document sets forth the policy of Astria Therapeutics, Inc. and its subsidiaries (collectively, the “Company”) regarding trading in the Company’s securities and the disclosure of information concerning the Company, and amends, restates and replaces the Company’s existing insider trading policy. This Insider Trading Policy (the “Insider Trading Policy”) is designed to prevent insider trading or even the appearance of impropriety, to satisfy the Company’s obligation to reasonably supervise the activities of Company personnel, to help Company personnel avoid the severe consequences associated with violations of insider trading laws, and to promote compliance with the Company’s obligation to publicly disclose information related to its insider trading policies and practices and the use of certain trading arrangements by Insiders (as defined below). Each Insider is responsible for understanding and complying with this Insider Trading Policy. Please contact the Company’s Chief Legal Officer with any questions regarding this Insider Trading Policy.

A.	To Whom does this Insider Trading Policy Apply?

This Insider Trading Policy is applicable to (a) the Company’s directors, officers and employees and (b) certain consultants, contractors and other persons associated with the Company that may, in the course of their work with the Company, receive access to confidential, material, non-public information, as deemed necessary by the Company (collectively, these persons are referred to as “Insiders”), and continues to apply following the termination of any such individual’s service to or employment with the Company until any material, non-public information possessed by such individual has become public or is no longer material.

These restrictions that apply to Insiders also apply to the following persons (collectively, “Affiliated Persons”):

(i)

an Insider’s spouse, significant other, child, parent or other family member, in each case, living in the same household and any other person who shares the same address as the Insider (other than (aa) an employee or tenant of the Insider or (bb) another unrelated person whom the Chief Legal Officer determines should not be covered by this Insider Trading Policy);

(ii)

any family members who do not live in an Insider’s household but (aa) whose transactions in the Company’s securities are directed by an Insider or are subject to an Insider’s influence or control (such as parents or children who consult with the Insider before they trade in the Company’s securities) or (bb) who are financial dependent upon an Insider;

(iii)

all trusts, family partnerships and other types of entities formed for the benefit of an Insider or his or her family members over which the Insider has the ability to influence or direct investment decisions concerning securities;

(iv)

all persons who execute trades on an Insider’s behalf, unless there are policies or procedures designed to ensure that the Insider cannot influence transactions by such person involving Company securities; and

(v)	all investment funds, trusts, retirement plans, partnerships, corporations or other types of entities over which an Insider has the ability to influence or direct investment decisions.

Each Insider is responsible for ensuring compliance with this Insider Trading Policy by all of his or her Affiliated Persons. While the provisions in Section B, titled “What is Prohibited by this Insider Trading Policy?” of this Insider Trading Policy are not applicable to transactions by the Company itself, transactions by the Company will only be made in accordance with applicable U.S. securities laws, including those relating to insider trading.

B.	What is Prohibited by this Insider Trading Policy?

Under U.S. securities laws, it is generally illegal for any Insider or Affiliated Person to trade (as defined below) in the securities of the Company while in the possession of material, non-public information about the Company. This prohibition applies even if the trade would occur during a trading window in accordance with this Insider Trading Policy and even if an Insider or Affiliated Person subject to the pre-clearance procedures has received approval for such transaction. It is also generally illegal for any Insider to disclose material, non-public information about the Company to others who may trade on the basis of that information. These illegal activities are commonly referred to as “insider trading.”

The prohibitions set forth in this Insider Trading Policy continue whenever and for as long as an Insider knows or is in possession of material, non-public information and continue to apply following the termination of his or her service to or employment with the Company until any material, non-public information possessed by the Insider has become public or is no longer material.

Remember, anyone scrutinizing an Insider’s transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, an Insider should carefully consider how enforcement authorities and others might view the transaction in hindsight.

For purposes of this Insider Trading Policy, the terms “trade” and “trading” mean purchases, sales, gifts or donations of securities.

Activities Prohibited While in Possession of Material, Non-Public Information

When an Insider knows or is in possession of material, non-public information about the Company, except as otherwise provided for in this Insider Trading Policy, the Insider is prohibited from the following activities:

•

trading in the Company’s securities, which includes shares of common stock, shares acquired through exercises of stock options, shares acquired through the vesting of restricted stock units, restricted stock or other comparable forms of equity awards, any other type of securities that the Company may issue (such as preferred shares, convertible debentures, warrants, exchange-traded options or other derivative securities), and any derivative securities that provide the economic equivalent of ownership of any of the Company’s securities or an opportunity, direct or indirect, to profit from any change in the value of the Company’s securities;

•	having others trade for the Insider in the Company’s securities;
•	giving trading advice of any kind about the Company, except that the Insider should, when appropriate, advise others not to trade if doing so might violate the law or this Insider Trading Policy; and
•

disclosing material, non-public information about the Company to anyone else who might then trade, or recommending to anyone that they purchase or sell the Company’s securities, when the Insider is aware of material, non-public information (these practices are known as “tipping”).

In addition, no Insider may engage in any trade or other transaction in the securities of another company while in possession of material, non-public information about such company that he or she received in the course of performing his or her duties with the Company (or tip other persons about such information).

As noted above, these prohibitions also apply to all Affiliated Persons.

Additional Trading Restrictions

No Trading Except During Trading Windows

The announcement of the Company’s quarterly and annual financial results almost always has the potential to have a material effect on the market for the Company’s securities. Although an Insider may not know the financial results prior to public announcement, if an Insider engages in a trade before the financial results are disclosed to the public, such trades may give an appearance of impropriety that could subject the Insider and the Company to a charge of insider trading.

Quarterly Trading windows. Therefore, subject to limited exceptions, Insiders may trade in the Company’s securities only during four quarterly trading windows. Unless otherwise advised in writing, the four trading windows consist of the periods that begin after market close on the second full trading day following the Company’s issuance of a press release (or other broad public dissemination) announcing its quarterly or annual earnings and end at the close of business on the last business day of the end of the then-current quarter.

Ad hoc blackouts. In addition, in order to ensure that the Company and all Insiders are fully in compliance with U.S. securities laws and regulations, the Company will from time to time prohibit Insiders who have access to information which is potentially material from trading, either until the end of the second full trading day following the day the information is disclosed publicly, or until a determination is reached that the information is not in fact material. At such times, those Insiders must follow the procedures and requirements for information sharing set forth in the notifications provided by the Chief Legal Officer or his or her designee with respect to such ad hoc blackout. The fact that an “ad hoc” blackout is in effect is itself confidential and should not be disclosed by those aware of the blackout.

Insiders may trade outside of a trading window/during an ad hoc blackout only (a) pursuant to a pre-approved Rule 10b5-1 Plan as described in the section titled “Exemptions”

below or (b) in accordance with the procedure for waivers described in the section titled “Waivers” below.

Even if no blackout period is then in effect, if an Insider is aware of material, non-public information the prohibitions contained in the section titled “Activities Prohibited While in Possession of Material, Non-Public Information” above apply.

If an Insider is unsure as to whether he or she possesses potentially material information or whether he or she is subject to a blackout at any given time, he or she should check with the Chief Legal Officer in advance of any proposed trade of Company securities. If the Insider is unable to contact the Chief Legal Officer, or if he or she does not feel he or she can discuss the matter with the Chief Legal Officer, he or she may contact the Chief Executive Officer, the Chief Financial Officer (or equivalent) or the Audit Committee Chair.

No Short Sales

No Insider or Affiliated Person may at any time sell any securities of the Company that are not owned by such Insider or Affiliated Person at the time of the sale, including short sales “against the box”.

No Purchases or Sales of Derivative Securities without Audit Committee Approval

No Insider or Affiliated Person may buy or sell puts, calls, other derivative securities of the Company or any derivative securities that provide the economic equivalent of ownership of any of the Company’s securities or an opportunity, direct or indirect, to profit from any change in the value of the Company’s securities, at any time unless such transaction has been approved by the Audit Committee. Any request for approval of such a derivative transaction by an Insider or Affiliated Person must be submitted to the Audit Committee in writing at least two (2) weeks prior to the proposed execution of documents evidencing the transaction. Any such request submitted by an Insider will be considered by the Audit Committee on a case-by-case basis and, if permitted, shall be subject to all of the other restrictions on trading in the Company’s securities set forth in this Insider Trading Policy.

No Company Securities Subject to Margin Calls

No Insider or Affiliated Person may use the Company’s securities as collateral in a margin account.

No Pledges without Audit Committee Approval

No Insider or Affiliated Person may pledge the Company’s securities as collateral for a loan (or modify an existing pledge) unless the pledge has been approved by the Audit Committee. Any request for approval of such a pledge by an Insider or Affiliated Person must be submitted to the Audit Committee in writing at least two (2) weeks prior to the proposed execution of documents evidencing the proposed pledge. Any such request submitted by an Insider or Affiliated Person will be considered by the Audit Committee on a case-by-case basis and, if permitted, shall be subject to all of the other restrictions on trading in the Company’s securities set forth in this Insider Trading Policy.

No Trading During Retirement Plan Blackout Periods

If and for so long as the Company permits its securities to be held in any of its retirement plans, no Insider may, directly or indirectly, trade in any of the Company’s securities that were acquired in connection with such Insider’s service or employment with the Company during any retirement plan “blackout” period. A blackout period includes any period of more than three (3) consecutive business days during which at least fifty percent (50%) of all participants and beneficiaries under all of the individual account plans maintained by the Company and members of its controlled group are prohibited from trading in the Company’s securities through their plan accounts. Insiders will receive advance notice of any such blackout period from the Chief Legal Officer or his or her designee.

Standing Orders Only During Trading Windows

A standing order placed with a broker to sell or purchase shares at a specified price leaves one without control over the timing of the transaction. A standing order transaction executed by the broker when an Insider or an Affiliated Person is aware of material, non-public information may result in unlawful insider trading. Insiders or Affiliated Persons may use standing orders only during trading windows. All standing orders must be cancelled during blackout periods.

No Hedging Transactions

Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may result in ownership of the Company’s securities without the full risks and rewards of ownership. When that occurs, a party to such a hedging transaction may no longer have the same objectives as the Company’s other shareholders. For this reason, Insiders and Affiliated Persons are prohibited from engaging in any such transactions.

Pre-Clearance Requirement and Procedures

All trades in the Company’s securities by Pre-Clearance Persons (as defined below) must be pre-cleared by the Chief Legal Officer or his or her designee, in accordance with the procedures set forth below. The Chief Legal Officer or his or her designee may consult with the Company’s other officers and/or outside legal counsel regarding such proposed trades. The Chief Legal Officer will receive approval for his or her own proposed trades from the Chief Executive Officer, who will consult with the Chief Financial Officer (or equivalent) and outside legal counsel regarding such proposed trades. All references to the Chief Legal Officer in this section and other sections that have a requirement of Chief Legal Officer approval are, for purposes of a request by the Chief Legal Officer under such sections, considered to be references to the Chief Executive Officer. For the purposes of this section, the term “Pre-Clearance Person” means:

(i)	Insiders;
(ii)

an Insider’s spouse, significant other, child, parent or other family member, in each case, living in the same household and any other person who shares the same address as the Insider (other than (aa) an employee or tenant of the Insider or (bb) another unrelated person whom the Chief Legal Officer determines should not be covered by this Insider Trading Policy);

(iii)

any family members who do not live in an Insider’s household but (aa) whose transactions in the Company’s securities are directed by an Insider or are subject to an Insider’s influence or control (such as parents or children who consult with the Insider before they trade in the Company’s securities) or (bb) who are financial dependent upon an Insider;

(iv)

all trusts, family partnerships and other types of entities formed for the benefit of an Insider or his or her family members over which the Insider has the ability to influence or direct investment decisions concerning securities; and

(v)	all investment funds, trusts, retirement plans, partnerships, corporations or other types of entities over which an Insider has the ability to influence or direct investment decisions.

Procedures. No Pre-Clearance Person may trade in the Company’s securities, either directly or indirectly, until:

•

The Pre-Clearance Person has notified the Chief Legal Officer or his or her designee of the amount and nature of the proposed trade(s) by email, specifying the identity of the Pre-Clearance Person, the number of shares or options subject to the proposed trade, the type of proposed trade (for example, an open market purchase, a privately negotiated sale, an option exercise, etc.) and the proposed timing of the trade. The request should, if practicable, be received by the Chief Legal Officer or his or her designee at least two (2) business days prior to the intended trade date;

•

When making the request, the Pre-Clearance Person must certify (in the form approved by the Chief Legal Officer) that: (a) the Pre-Clearance Person is not in possession of material, non-public information concerning the Company; and (b) to the Pre-Clearance Person’s knowledge, the proposed trade(s) does not violate the trading restrictions under U.S. securities laws or regulations; and

•	The Chief Legal Officer or his or her designee has approved the trade(s) in writing (by email).

The Chief Legal Officer does not assume the responsibility for, and approval from the Chief Legal Officer or his or her designee does not protect the Pre-Clearance Person from, the consequences of prohibited insider trading.

Additional Information. Pre-Clearance Persons shall provide to the Chief Legal Officer or his or her designee any documentation reasonably requested by him or her in furtherance of the foregoing procedures.

No Obligation to Approve Trades. The existence of the foregoing approval procedures does not in any way obligate the Chief Legal Officer to approve any trade requested by a Pre- Clearance Person. The Chief Legal Officer may reject any trading request at his or her sole discretion. For example, from time to time, an event may occur that is material to the Company and is known by only a subset of executive officers. So long as the event remains material and non-public, the Chief Legal Officer may determine not to approve trades in the Company’s securities and need not disclose the reason. If a Pre-Clearance Person seeks pre-clearance and permission to engage in the trade is denied, then he or she must refrain from initiating any trade in Company’s securities and should not inform any other person of the restriction.

Completion of Trades/Cancellation of Approved Requests. After receiving written clearance to engage in a trade, a Pre-Clearance Person must complete the proposed trade in accordance with the timetable in the approved trading request and only if the Pre-Clearance Person is not aware of material, non-public information at the time of the trade(s). A pre-cleared transaction (or any portion of a pre-cleared transaction) that has not been effected during the approved timetable must be pre-cleared again prior to execution. If the Pre-Clearance Person becomes aware of material, non-public information or becomes subject to a blackout period before the approved trade(s) are made, then the approval request is automatically and immediately cancelled and the trade(s) are no longer considered to be approved. The Chief Legal Officer or his or her designee also has the right, without explanation, to cancel, by email, approved trading requests at any time. If an approved trade request is cancelled, then the Pre- Clearance Person must refrain from initiating any more trades subject to the request and should not inform any other person of the cancellation.

Post-Trade Reporting. All trades in the Company’s securities (including trades effected pursuant to a Rule 10b5-1 Plan) by members of the Company’s Board of Directors and officers who are subject to Section 16 of the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”) (“Section 16 Officers”), must be reported in writing (including by email) to the Chief Legal Officer or his or her designee on the same day on which such a trade occurs. Compliance with this requirement is imperative given that Section 16 of the Exchange Act requires that these persons generally must report changes in ownership of the Company’s securities within two (2) business days. The sanctions for noncompliance with these reporting deadlines include mandatory disclosure in the Company’s proxy statement for the next annual meeting of shareholders, as well as possible civil or criminal sanctions for chronic or egregious violators.

Each such post-trade report should include the date of the trade, quantity of shares, purchase or sale price, the broker-dealer through which the trade was effected and whether the trade was effected pursuant to a contract, instruction or written plan that is intended either to satisfy the affirmative defense conditions of Rule 10b5-1(c) or to constitute a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K). This requirement is in addition to any required notification that the Company receives from the broker who completes the trade.

Exemptions

Pre-Approved Rule 10b5-1 Plan

Background. Rule 10b5-1 of the Exchange Act provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. A trading plan, arrangement or instruction that meets the requirements of Rule 10b5-1 enables Insiders to establish arrangements to trade in the Company’s securities outside of the Company’s trading windows and during blackout periods, even when in possession of material, non-public information.

Relationship to Restrictions and Requirements in this Insider Trading Policy. Trades effected pursuant to a pre-approved Rule 10b5-1 plan (a “Rule 10b5-1 Plan”) will not be subject to the Company’s trading windows, blackout periods or pre-clearance procedures, and Insiders are not required to obtain pre-clearance for such trades.

Requirements/Approval Process. If an Insider intends to trade pursuant to a Rule 10b5-1 Plan, such plan must:

•

be a binding contract, written plan or specific instruction which satisfies the applicable affirmative defense conditions of Rule 10b5-1(c), including as applicable the requirements applicable to an eligible sell-to-cover transaction as defined in Rule 10b5-1(c)(1)(ii)(D)(3);

•	be summited to the Chief Legal Officer for review and approval prior to its adoption;
•	be established during a trading window when such Insider does not possess material, non-public information; and
•

the first trades under the Rule 10b5-1 Plan may not occur for (i) members of the Board of Directors and Section 16 Officers, the later of (aa) 90 days following adoption or modification of the Rule 10b5-1 Plan; or (bb) 2 business days following the disclosure in Forms 10-K or 10-Q of the Company’s financial results for the fiscal quarter in which the Rule 10b5-1 Plan was adopted or modified, but in any case, not to exceed 120 days following adoption or modification of the Rule 10b5-1 Plan and (ii) all other Insiders, sixty (60) days following the adoption or modification of the Rule 10b5-1 Plan.

Any deviation from, or alteration to, the specifications of an approved Rule 10b5-1 Plan (including, without limitation, the amount, price or timing of a purchase or sale) must be reported immediately to the Chief Legal Officer.

The Chief Legal Officer may refuse to approve a Rule 10b5-1 Plan as he or she deems appropriate, including, without limitation, in the event that he or she determines that such Rule 10b5-1 Plan does not satisfy the requirements of Rule 10b5-1. The Chief Legal Officer may consult with the Company’s outside legal counsel before approving a Rule 10b5-1 Plan. If the Chief Legal Officer does not approve an Insider’s Rule 10b5-1 Plan, such Insider must adhere to the trading windows, blackout periods and pre-clearance procedures set forth above in respect of all trades in the Company’s securities.

Any modification or termination of an Insider’s prior Rule 10b5-1 Plan requires pre- approval by the Chief Legal Officer. A modification or termination must occur during a trading window and while such Insider is not aware of material, non-public information.

Employee Stock Purchase Plan

The trading prohibitions and restrictions set forth in this Insider Trading Policy do not apply to purchases of securities under the Company’s employee stock purchase plan (“ESPP”) pursuant to standing instructions, in a form approved by the Company. The trading prohibitions and restrictions set forth in this Insider Trading Policy apply to any sale of securities that an Insider acquires under the Company’s ESPP. An ESPP is a plan which allows eligible employees to elect to have periodic after tax wage withholding contributions used to purchase the Company’s securities.

Exercise of Stock Options or Other Equity Awards

The trading prohibitions and restrictions set forth in this Insider Trading Policy do not apply to exercises of stock options or other equity awards or the surrender of shares to the Company in payment of the exercise price or in satisfaction of any tax withholding obligations, in each case in a manner permitted by the applicable equity award agreement; provided, however, that the securities so acquired may not be sold (either outright or in connection with a “cashless” exercise transaction through a broker) while the Insider is aware of material non-public information or during an applicable blackout periods.

Non-Rule 10b5-1 Trading Arrangement

The trading prohibitions and restrictions set forth in this Insider Trading Policy do not apply to purchases, sales or donations made pursuant to a binding contract, written plan or specific instruction which satisfies the definition of a “non-Rule 10b5-1 trading arrangement” as such term is defined in Item 408(c) of Regulation S-K, provided such non-Rule 10b5-1 trading arrangement:

(1) is in writing and (2) was submitted to the Company for review prior to its adoption.

Waivers

A waiver of any provision of this Insider Trading Policy in a specific instance may be authorized in writing by the Chief Legal Officer or his or her designee or the Audit Committee of the Board of Directors, and any such waiver shall be reported to the Board of Directors of the Company.

C.	Definition of Material, Non-Public Information

This Insider Trading Policy prohibits Insiders and Affiliated Persons from trading in the Company’s securities while in possession of information about the Company that is both “material” and “non-public.”

What is “Material” Information?

Under U.S. securities laws, information about the Company is “material” if it could reasonably be expected to affect the investment or voting decisions of a shareholder or investor, or if the disclosure of the information could reasonably be expected to significantly alter the total mix of information in the marketplace about the Company, or if the information, if generally disclosed, would reasonably be expected to have a significant effect on the market price or value of the Company’s securities. Both positive and negative information may be material. While it is not possible to identify all information that would be deemed “material,” the following items are types of information that should be considered carefully to determine whether they are material:

•	current operating performance, including earnings and revenue;
•	projections of future earnings or losses, or other earnings guidance;
•	changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
•	a pending or proposed merger, acquisition or tender offer;
•	a pending or proposed acquisition or disposition of a significant asset;
•	a pending or proposed joint venture;
•	a significant licensing or collaboration agreement, or serious discussions regarding such an agreement;
•	a Company restructuring;
•	significant related party transactions;
•	a change in dividend policy, the declaration of a share split or an offering of additional securities;
•	bank borrowings or other financing transactions out of the ordinary course;

•	the establishment of a repurchase program for the Company’s securities;
•	developments with respect to the Company’s commercial strategy;
•	developments with respect to statuses, progress or results of clinical studies or trials;
•	developments with respect to regulatory approvals or reimbursement;
•	a change in the Company’s pricing or cost structure;
•	a change in senior management or on the Board of Directors;
•	a change in auditors or notification that the auditor’s reports may no longer be relied upon;
•	pending or threatened significant investigations or litigation, or developments with respect to such investigations or litigation;
•	significant regulatory developments;
•	potential defaults under the Company’s credit agreements or indentures;
•	impending bankruptcy or the existence of severe liquidity problems;
•	the gain or loss of significant customers or suppliers; and
•

the imposition of a ban on trading in the Company’s securities or the securities of another company (where the ban constitutes confidential information about such other company learned in the course of performing one’s duties with the Company).

U.S. regulatory authorities have made it clear that there is no fixed quantitative threshold amount for determining materiality, and that even very small quantitative changes can be qualitatively material if they would result in a movement in the price of the Company’s securities.

What is “Non-public” Information?

Material information is “non-public” if it is not generally known or made available to the public through a broad, non-exclusionary means of distribution, such as a press release or Current Report on Form 8-K. To show that information is public, it is necessary to point to some fact that establishes that the information has become publicly available, such as the public filing of a report with U.S. regulatory authorities, the distribution of a press release through a widely disseminated news or wire service, or by other means that are reasonably designed to provide broad public access. Before a person who possesses material, non-public information can trade, there also must be adequate time for the market as a whole to absorb the information that has been disclosed. For the purposes of this Insider Trading Policy, information will be considered public after the close of trading on the second full trading day following the Company’s public release of the information.

For example, if the Company announces material information of which an Insider is aware before trading begins on a Tuesday, the first time the Insider can trade the Company’s securities is the opening of the market on Thursday. However, if the Company announces this material information after trading begins on that Tuesday, the first time that the Insider can trade the Company’s securities is the opening of the market on Friday.

D.	What are the Penalties for Insider Trading and Noncompliance with this Insider Trading Policy?

U.S. securities authorities and securities exchanges investigate and are very effective at detecting insider trading. U.S. regulatory authorities pursue insider trading violations vigorously. For instance, cases have been successfully prosecuted against trading by insiders in foreign accounts, trading by family members and friends of insiders, and trading involving only a small number of shares.

The penalties for violating insider trading or tipping rules can be severe and include:

•	disgorgement of the profit gained or loss avoided by the trading;
•	fines for the person who committed the violation of up to U.S.$5,000,000 or three times the profit made or loss avoided, whether or not the person actually benefited; and
•	imprisonment for up to 20 years in the United States.

The Company and/or the supervisors of the person engaged in insider trading may also be required to pay civil penalties.

Violation of this Insider Trading Policy or any U.S. insider trading laws may subject the person violating this Insider Trading Policy or laws to disciplinary action by the Company up to and including termination. The Company reserves the right to determine, in its discretion and on the basis of the information available to it, whether this Insider Trading Policy has been violated. The Company may determine that specific conduct violates this Insider Trading Policy, whether or not the conduct also violates the law. It is not necessary for the Company to await the filing or conclusion of a civil or criminal action against the alleged violator before taking disciplinary action.

E.Does the Company have any Other Policies Regarding Confidential Information?

This Insider Trading Policy addresses the disclosure to third persons of material, non-public information in the context of applicable securities laws. Insiders are reminded, however, that the Company's Code of Business Conduct, as amended (the “Code”), other Company policies and his or her confidentiality agreement with the Company prohibit the disclosure of any confidential information to third parties other than in accordance with the Company's policies, whether or not such information would be deemed material under the insider trading rules.

F.What Should an Insider do if He or She Knows of Material, Non-public Information not Known to the Company’s Disclosure Committee?

Any Insider who feels he or she has information that might be material, non-public information and is not already known to a member of the Company’s Disclosure Committee should bring such information to the attention of the Chief Legal Officer, the Chief Financial Officer (or equivalent) or the Chair of the Disclosure Committee promptly.

G.	How Does One Report a Violation of this Insider Trading Policy?

If an Insider or Affiliated Person violates this Insider Trading Policy or any applicable laws governing insider trading, or knows of any such violation by another Insider or Affiliated Person, he or she must report the violation promptly to the Chief Legal Officer. If the conduct in question involves the Chief Legal Officer, if the Insider has reported such conduct to the Chief Legal Officer and does not believe that he or she has dealt with it properly, or if the Insider does not feel that he or she can discuss the matter with the Chief Legal Officer, the Insider may raise the matter with the Chief Executive Officer or any member of the Board of Directors, or by any other means set forth in the Code.

H.	Is this Insider Trading Policy Subject to Modification?

The Company may at any time change this Insider Trading Policy or adopt such other policies or procedures as it considers appropriate to carry out the purposes of its policies regarding insider trading and the disclosure of Company information. Notice of any such change will be delivered to Insiders by regular or email (or other delivery option used by the Company). Insiders will be deemed to have received, be bound by and agree to revisions of this Insider Trading Policy when such revisions have been delivered.